# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Cyngn, Inc., CIK 0001874097
CUSIP: 23257B206
Title of class of securities: Common Stock, $0.00001 par value
Address of issuer's principal executive offices: 1015 O'Brien Drive, Menlo Park, California (CA), 94025
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001491072

## Reporting persons
- Anson Funds Management LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Texas (TX); sole voting power 0; shared voting power 2,220,257; sole dispositive power 0; shared dispositive power 2,220,257; aggregate amount beneficially owned 2,220,257 (9.9% of the class)
  Comment: *SEE INSTRUCTIONS BEFORE FILLING OUT
  **SEE ITEM 4(b).
- Anson Management GP LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Texas (TX); sole voting power 0; shared voting power 2,220,257; sole dispositive power 0; shared dispositive power 2,220,257; aggregate amount beneficially owned 2,220,257 (9.9% of the class)
  Comment: *SEE INSTRUCTIONS BEFORE FILLING OUT
  **SEE ITEM 4(b).
- Tony Moore: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 2,220,257; sole dispositive power 0; shared dispositive power 2,220,257; aggregate amount beneficially owned 2,220,257 (9.9% of the class)
  Comment: *SEE INSTRUCTIONS BEFORE FILLING OUT
  **SEE ITEM 4(b).
- Anson Advisors Inc.: type of reporting person: non-U.S. institution (FI), corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 2,220,257; sole dispositive power 0; shared dispositive power 2,220,257; aggregate amount beneficially owned 2,220,257 (9.9% of the class)
  Comment: *SEE INSTRUCTIONS BEFORE FILLING OUT
  **SEE ITEM 4(b).
- Amin Nathoo: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 0; shared voting power 2,220,257; sole dispositive power 0; shared dispositive power 2,220,257; aggregate amount beneficially owned 2,220,257 (9.9% of the class)
  Comment: *SEE INSTRUCTIONS BEFORE FILLING OUT
  **SEE ITEM 4(b).
- Moez Kassam: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 0; shared voting power 2,220,257; sole dispositive power 0; shared dispositive power 2,220,257; aggregate amount beneficially owned 2,220,257 (9.9% of the class)
  Comment: *SEE INSTRUCTIONS BEFORE FILLING OUT
  **SEE ITEM 4(b).

## Item 1. Issuer
Name of issuer: Cyngn, Inc.
Address of issuer's principal executive offices: 1015 O'Brien Drive, Menlo Park, CA, 94025

## Item 2. Person Filing
Name of person filing: Anson Funds Management LP, Anson Management GP LLC, Mr. Tony Moore, Anson Advisors Inc., Mr. Amin Nathoo and Mr. Moez Kassam
Address of principal business office or, if none, residence:
For Anson Funds Management LP, Anson Management GP LLC and Mr. Moore:

16000 Dallas Parkway, Suite 800
Dallas, Texas 75248

For Anson Advisors Inc., Mr. Nathoo and Mr. Kassam:

181 Bay Street, Suite 4200
Toronto, ON
M5J 2T3
Citizenship: Anson Funds Management LP is a limited partnership organized under the laws of the State of Texas. Anson Management GP LLC is a limited liability company organized under the laws of the State of Texas. Mr. Moore is a United States citizen. Anson Advisors Inc. is a corporation organized under the laws of Ontario, Canada. Mr. Nathoo and Mr. Kassam are each Canadian citizens.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), non-U.S. institution (FI), parent holding company or control person (HC)
Type of institution (non-U.S. institution) or other detail: To Come

## Item 4. Ownership
Amount beneficially owned:
(a) Anson Funds Management LP, Anson Management GP LLC, Mr. Moore, Anson Advisors Inc., Mr. Nathoo and Mr. Kassam are the beneficial owners of 2,220,257 shares of Common Stock held by the Fund.

(b) Anson Funds Management LP, Anson Management GP LLC, Mr. Moore, Anson Advisors Inc., Mr. Nathoo and Mr. Kassam are the beneficial owners of 9.9% of the outstanding shares of Common Stock, which includes shares of Common Stock underlying outstanding warrants (each, a "Warrant," and collectively, the "Warrants") held by Anson Funds Management LP, Anson Management GP LLC, Mr. Moore, Anson Advisors Inc., Mr. Nathoo and Mr. Kassam. Each Warrant includes a beneficial ownership limitation. The Warrants may not be exercised to the extent the Reporting Persons would, in the case of some of the Warrants, beneficially own more than 9.99% of the outstanding Common Stock. The beneficial ownership set forth herein takes into account the foregoing limitation. This percentage is determined by dividing 2,220,257 by 22,224,799, which is the sum of: (i) 21,504,186 shares of Common Stock issued and outstanding, as reported in the Issuer's Prospectus Supplement filed with the Securities and Exchange Commission (the "SEC") on December 31, 2024; and (ii) 720,613 the number of shares of Common Stock receivable by the Fund upon exercise of the Warrants.

(c) Anson Funds Management LP and Anson Advisors Inc., as the co-investment advisors to the Fund, may direct the vote and disposition of the 2,220,257 shares of Common Stock held by the Fund. Anson Management GP LLC, as the general partner of Anson Funds Management LP, may direct the vote and disposition of the 2,220,257 shares of Common Stock held by the Fund. As the principal of Anson Funds Management LP and Anson Management GP LLC, Mr. Moore may direct the vote and disposition of the 2,220,257 shares of Common Stock held by the Fund. Mr. Nathoo and Mr. Kassam, each as a director of Anson Advisors Inc., may direct the vote and disposition of the 2,220,257 shares of Common Stock held by the Fund.
Percent of class: To Come
Sole power to vote or to direct the vote: To Come
Shared power to vote or to direct the vote: To Come
Sole power to dispose or to direct the disposition: To Come
Shared power to dispose or to direct the disposition: To Come

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See description regarding the Fund in the introduction, which is incorporated by reference herein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See description of control persons of Anson Funds Management LP and Anson Advisors Inc. in the introduction, which is incorporated by reference herein.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

For Anson Advisors Inc.:

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to portfolio managers and exempt market dealers is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution. I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Exhibits
Exhibit 99.1
Joint Filing Agreement dated February 14, 2025, by and among Anson Funds Management LP, Anson Management GP LLC, Mr. Moore, Anson Advisors Inc., Mr. Nathoo and Mr. Kassam.

## Signatures
- Anson Funds Management LP: /s/ Tony Moore, Tony Moore, Manager (02/14/2025)
- Anson Management GP LLC: /s/ Tony Moore, Tony Moore, Manager (02/14/2025)
- Tony Moore: /s/ Tony Moore, Tony Moore (02/14/2025)
- Anson Advisors Inc.: /s/ Amin Nathoo, Amin Nathoo, Director (02/14/2025)
- Anson Advisors Inc.: /s/ Moez Kassam, Moez Kassam, Director (02/14/2025)
- Amin Nathoo: /s/ Amin Nathoo, Amin Nathoo (02/14/2025)
- Moez Kassam: /s/ Moez Kassam, Moez Kassam, Director (02/14/2025)